Mail Stop 3561
								October 17, 2005

David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada M5A 2W3

	Re: 	Devine Entertainment Corporation
		Amendment No. 4 to Registration Statement on Form 10-SB
			Filed September 26, 2005
		File No. 0-51168

Dear Mr. Devine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your acknowledgement that your filing became effective by
operation of law on April 16, 2005; however, we have not received any
periodic reports since that date. It appears that filings on Form 10-QSB were due for the quarters ended
      March 31, 2005 and June 30, 2005, and that you should file
these reports 	immediately.  You should also file immediately
Forms
8-K 	for any events 	required to be reported on that Form
during
the period since April 16, 2005.


Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 9

Investment in Film, Television Programs and Recordings, page 10

2. We note your revised disclosures concerning the estimates of ultimate revenues
          	associated  with Bailey`s Billions.  Please revise
your disclosures to quantify the 	number of DVD/Video units you
have
used in your estimates and the average 	revenues you expect to
receive, as more fully discussed in your response to
	comment 5
of our letter dated August 26, 2005.

Financial Statements

Note 6. Investment in Film, Television Programs and Recordings, page
XIII

     3.   We note your response to comments 3 and 4 of our letter
dated August 30,         	2005 and note the following:

(a) You state that DVD/video sales for The Inventors` Specials will be $200,000 to $250,000 per year for 2005 and 2006. Please tell us why DVD/video sales would exceed total revenues for the series for the most recent year. Please provide a more detailed analysis of this estimate.

           (b) Revenues for the most recent six month interim period total $418,000. Tell us how this compares to your estimate of ultimate revenue.

            (c)  We note that the estimate for ultimate revenue
for
the Artists decreased only 	$100,000 from 2002 to 2003 although
revenue in each period was significantly 	below the average
estimated revenue.  Tell us why you believed that ultimate
	revenues would increase for the Artists series from 2002 to
2003, given the 	significant decline in revenues in 2002 and
2003.

          (d) We note that revenues for the Inventors series have not approached $700,000 per year for the last 4 years. Tell us in more detail why your estimate of ultimate revenues of $2.1 million was reasonable for 2004.

          (e)  Tell us why average revenue per period for the
Inventors series increased from 	2003 to 2004.

            (f)  In the case of each of the estimates for
territories
you provided in response to  	comment 3 in our letter dated August
30, 2005, tell us what your recent 	experience with these
contracts has been.  Also, tell us when was the last time  	you
ratified a contract for each of the territories listed and the amount
of revenues 	each contract generated. Where there are
significant
differences between prior 	contracts and current estimates,
please
explain the reasons for the differences.

      	(g) Tell us in more detail why there was a significant
drop
in ultimate revenues for 	the Artists series from 2003 to
2004.

				            * * * * *

	As appropriate, please amend your registration statement in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Babula, Staff Accountant, at (202)
551-
3339, or, in his absence, Michael Moran, Accounting Branch Chief, at
(202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Advisor, at (202) 551-3239, or, in his absence, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at
(202) 551-3725 with any other questions.

								Sincerely,



H. Christopher Owings
								Assistant Director

cc: 	Daniel A. Etna
            c/o Herrick, Feinstein LLP
            Fax: (212) 545-3322
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David Devine, President
Devine Entertainment Corporation
October 17, 2005
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